FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of July 2013 No. 4

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On July 15, 2013, the registrant announced it entered into a Multi-Year Production Agreement with International Rectifier through 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 15, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

International Rectifier and TowerJazz
Enter into a Multi-Year Production Agreement through 2020

MIGDAL HAEMEK, Israel, July 15, 2013 – TowerJazz, the global specialty foundry leader, announced today the extension of its business relationship with International Rectifier (IR), a world leader in power management technology, by entering into a seven-year agreement under the terms of which TowerJazz will manufacture multiple product families for IR.

IR chose to extend its relationship with TowerJazz due to a history of proven success in working with TowerJazz’s TOPS (Transfer Optimization and Process Services) business unit; a group with engineering proficiency and proven models to enable Integrated Device Manufacturers (IDMs) the shortest qualification time and fastest time-to-market for moving their manufacturing into high volume foundries. As part of this latest collaboration, IR will use multiple fabs from TowerJazz. The new deal with IR will add yet another layer to TowerJazz’s multiple IDM deals it is currently engaged in.

“IR has enjoyed a strong relationship with TowerJazz, recognizing the company as an International Rectifier Supplier of the Year 2012 based upon criteria including alignment of business goals, manufacturing flexibility and responsiveness. With its goal to be the specialty foundry leader, TowerJazz continues to meet our business needs and we are pleased to enter into this agreement,” said Oleg Khaykin, President and Chief Executive Officer, International Rectifier.

“There is no greater affirmation a company can receive than a valued lead customer extending an existing agreement. International Rectifier, from its inception, has an undeniable brand as a power management leader. We look forward to many more years of partnership as we protect IR’s intellectual property as well as that of all our other customers,” said Russell Ellwanger, Chief Executive Officer, TowerJazz.

About International Rectifier
International Rectifier (NYSE:IRF) is a world leader in power management technology. IR’s analog and mixed signal ICs, advanced circuit devices, integrated power systems and components enable high performance computing and reduce energy waste from motors, the world’s single largest consumer of electricity. Leading manufacturers of computers, energy efficient appliances, lighting, automobiles, satellites, aircraft and defense systems rely on IR’s power management benchmarks to power their next generation products. For more information, go to www.irf.com.

Trademark Notice
IR® is a registered trademark of International Rectifier Corporation.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Company/Media Contact in US: Lauri Julian | +1 949 435 8181 | lauri.julian@towerjazz.com
Investor Relations:
CCG Investor Relations / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com
TowerJazz Investor Relations Contact: Noit Levi | noit.levi@towerjazz.com